                                 [iVillage Logo]

                                                          Filed by iVillage Inc.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             to be filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934.

                                                   Subject: Promotions.com, Inc.
                                                  Commission File No.: 333-84532


FOR IMMEDIATE RELEASE


              iVillage Reports First Quarter 2002 Financial Results

  - Year-over-Year Revenues Grow 20%, Company Approaches Cash Flow Breakeven -

                   - Quarterly Pageviews Reach All-Time High -


NEW YORK - May 7, 2002 - iVillage Inc. (Nasdaq: IVIL), a leading women's media company and the number one source for women's information online, today announced financial results for the first quarter ended March 31, 2002.

First quarter 2002 revenues increased 20% to $15.1 million compared to revenues of $12.6 million for the first quarter of 2001. Net loss for the first quarter of 2002 before the cumulative effect of the accounting charge described below was $8.7 million, or ($0.16) per share. The $8.7 million net loss figure includes a $5.4 million one-time charge related to the termination of the Company's NBC advertising contract. Net loss for the first quarter 2002 after the cumulative effect of the $9.2 million accounting charge was $17.9 million, or ($0.34) per share. This compares to a net loss of $12.2 million, or ($0.41) per share, for the same period a year ago.

Excluding one-time charges and certain non-cash expenses1, iVillage reported Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) of $0.4 million for the first quarter 2002. This compares to an EBITDA loss of $7.2 million for the same period a year ago, excluding restructuring charges and certain non-cash expenses2.

iVillage significantly improved its cash flow for the quarter, with a net decrease in cash of approximately $0.9 million. At the end of the first quarter 2002, iVillage had $37.4 million in cash, cash equivalents and restricted cash on its balance sheet compared to $38.3 million at the end of the fourth quarter 2001. The Company continues to carry no debt.

Doug McCormick, iVillage Chairman and CEO stated, "Despite the difficult advertising market, we completed our third successive quarter of pro forma EBITDA profitability. We continued to execute our aggressive growth strategy while maintaining our strong focus on cash management. The continued uptake of iVillage's pay-for-use products, as well as subscription services, shows our ability to diversify revenue while we continue to sign new advertising clients. With our strong cash position, iVillage is poised to capitalize on our market dominance and accelerate growth and profitability once the economy strengthens."

First quarter 2002 results reflect the Company's adoption of the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). Under SFAS 142, goodwill is no longer amortized, beginning January 1, 2002. If the non-amortization provisions of SFAS 142 had been effective in 2001, net loss and loss per share for the three months ended March 31, 2001 would have been $10.1 million and $(0.34), respectively.

                                RECENT HIGHLIGHTS

                           Promotions.com Acquisition

iVillage closed its tender offer for Promotions.com on April 18, 2002, acquiring 82.3% of the outstanding shares of Promotions.com common stock. iVillage expects to acquire the remaining outstanding Promotions.com shares and close the merger on May 24, 2002. iVillage believes this acquisition will enhance its ability to provide advertisers with immediate direct marketing and promotion solutions. Promotions.com serves as a strategic partner for marketers and their agencies creating Internet-based promotions and integrating them with offline marketing initiatives. Promotions.com has implemented programs for numerous blue-chip marketers including AOL Time Warner, Citibank, Kraft Foods, Inc., and NBC.

For the quarter ended March 31, 2002, Promotions.com recorded revenues of $1.4 million and was slightly better than breakeven on an EBITDA basis, excluding the costs of the merger. Promotions.com's first quarter 2002 results are not included in iVillage's first quarter 2002 results reported in this press release.

                           iVillage Parenting Network

During the first quarter, the iVillage Parenting Network continued to expand its relationship with one of the world's leading retailers, Wal-Mart, executing their second custom magazine titled, "Your Happy Baby." The 24-page publication was distributed in March to 500,000 Wal-Mart customers as part of their in-store Baby Days event. A third publication for Wal-Mart on Child Safety is in development for later this year. The iVillage Parenting Network consists of the Newborn Channel, Lamaze Publishing, Lamaze.com, Parentsplace.com, Parentsoup.com, Lamaze Parents magazine, Lamaze para Padres magazine, and Baby Steps magazine.

                              Advertisers/Sponsors

Sales activity at iVillage continued to be strong with the addition of 18 new customers and brands during the first quarter including American Express, The Gap, HBO, Nike, Revlon, Roche, Universal Pictures, Warner Bros. and Welch's. During the first quarter iVillage also deepened existing relationships with new marketing partnerships including:

o Pepperidge Farm - An expansion of their relationship with iVillage, a new Milano Moment mini site was launched. Site includes weekly relaxation and Yoga tips, sound and downloadable screensavers. iVillage was included in two Pepperidge Farm free standing inserts (FSIs) as well as in the cookie packaging itself via bottom boards in 11 million packages of cookies.

o People's Choice Awards - iVillage, in collaboration with CBS and MediaVest Worldwide, launched a cutting edge, eye-catching media campaign to promote tune in and voting for Procter & Gamble's CBS telecast of the 28th Annual People's Choice Awards. Results indicate that not only did ratings grow from the previous year, but online voting tripled from the previous year's numbers.

o Revlon "Color America Beautiful" Partnership - To promote their red, white and blue nail colors, Revlon launched an exclusive contest on iVillage where women submit photos of their painted nails using these colors. The grand prize is a trip to New York City for 4th of July weekend. With every purchase of the nail polish, a donation is made to the September 11th Fund.

o Clairol "A Beauty All Your Own" Program - To reinforce the concept of "A Beauty All Your Own" as associated with the Clairol brand, a six week online sweepstakes was developed by iVillage. Part of the program included a survey, "A Beauty All Your Own," which asked women when they felt the most beautiful. Results of the 8-week poll achieved more than 225,000 overall respondents.

                Bolstering Subscription and Transaction Offerings

iVillage continues to deliver new and relevant products and services to its visitors, creating new revenue streams. During the first quarter, iVillage began providing proprietary content to visitors for a fee, in addition to the site's extensive free content. The first such for-pay content, a sexual self-improvement course, launched in February with a price point of $30.00 and with nearly 4,000 registrants. The course lasted six weeks. The success of this model paves the way for future growth opportunities.

Most recently, iVillage launched an online personality evaluation based on the Dewey Color SystemTM, a personality assessment method developed by entrepreneur Dewey Sadka. The test initially provides participants a free, individualized personality profile based upon the way they react to various colors. For $19.95 (with a launch introductory price of $9.95), participants can opt to receive an extended fourteen-page customized personality evaluation, which provides insights into the ways personalities can drive professional and personal choices. iVillage has sold more than 1,500 evaluations in the first month of availability.

In addition, iVillage continued to see increased traction in selling Hearst magazine subscriptions. During the first quarter, iVillage site visitors purchased over 50,000 subscriptions, up 57% from nearly 34,000 in the fourth quarter of 2001. iVillage receives revenue from each subscription purchased by its visitors.

                         Wellness Channel Makes Strides

During the quarter iVillage made significant progress on the Wellness Channel, producing several shows for the channel including:

o "Good Eating," with USA Network host Maura Driscoll and iVillage nutrition expert Lynn Greiger, provides tips for maintaining healthy eating habits.

o "Sticks and Stones," covering bone health and hosted by Dr. Holly Atkinson, Chairwoman, iVillage Health Initiatives.

o    "The Eyes Have It," hosted by Maura Driscoll with the topic of eye care.

o "1 in 9," a special hosted by WNBA star Rebecca Lobo and RuthAnn Lobo, her mother. This show focuses on living with breast cancer and providing practical and real life stories on coping with the disease which affects "1 in 9" women.

The Wellness Channel is expected to begin its pilot programming at the end of May in 5 major hospitals. A full launch, with over 32 hours of programming, is planned for the fourth quarter of 2002. The programming will be targeted at the approximately 1,100 hospitals currently broadcasting iVillage's Newborn Channel.

                                     Metrics

iVillage's key metrics continued to remain strong during the first quarter:

o iVillage had 30.6 million unique quarterly visitors during the first quarter of 20023.

o Traffic to iVillage grew to an all time quarterly high with 382.7 million average monthly pageviews during the first quarter 2002, an increase of nearly 59% when compared to 240.9 million average monthly pageviews for the same period in 2001.

o    #1 women's community site and the #6 community site overall on the Web.

o iVillage ranks 27th out of JupiterMediaMetrix's top 50 Web and Digital Media properties for March 2002. With more than 13.6 million unique monthly visitors, iVillage reaches 11.2% of the online population4.

o According to JupiterMediaMetrix, visitors returned an average of 2.1 times per month in March 2002.

o iVillage had 9.4 million members, an increase of 40% over membership of 6.6 million for the same period a year ago.

o Substance.com, iVillage and Unilever's joint online beauty venture, continues to be the #1 beauty content destination online.

                                Conference Call

iVillage will hold a conference call to discuss its first quarter 2002 financial results today at 11:00 AM (EST). The conference call will be broadcast live on the Internet and will be available on the Investor Relations section of iVillage's Web site, located at www.ivillage.com/investor, and on Street Events, located at www.streetevents.com. A replay of the conference call will be available on iVillage's Investor Relations Web site from 1:00 PM (EST) Tuesday, May 7, 2002 until 1:00 PM (EST) Thursday, May 9, 2002.

About iVillage Inc.

iVillage Inc. is a leading women's media company and the number one source for women's information online. iVillage includes iVillage.com, Women.com, Business Women's Network, Lamaze Publishing, The Newborn Channel, iVillage Solutions and Astrology.com. iVillage.com is a leading online women's destination providing practical solutions and everyday support for women 18 and over. Lamaze Publishing produces advertising-supported educational materials for expectant and new parents. The Newborn Channel is a satellite television network in over 1,100 hospitals nationwide.

iVillage.com is organized into branded communities across multiple topics of high importance to women and offers interactive services, peer support, content and online access to experts and tailored shopping opportunities. Content areas include Astrology, Babies, Beauty, Diet & Fitness, Entertainment, Food, Health, Home & Garden, Lamaze, Money, Parenting, Pets, Pregnancy, Relationships, Shopping, and Work.

Established in 1995 and headquartered in New York City, iVillage Inc. (Nasdaq:
IVIL) is recognized as an industry leader in developing innovative sponsorship and commerce relationships that match the desire of marketers to reach women with the needs of iVillage.com members for relevant information and services.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: iVillage Inc. has included in this press release certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. The words or phrases "can be", "expects", "may affect", "may depend", "believes", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's other press releases, public filings and statements by iVillage's management, including (i) the volatile and competitive nature of the media industry, (ii) changes in domestic and foreign economic, political and market conditions, (iii) the effect of federal, state and foreign regulation on iVillage's business, (iv) the impact of recent and future acquisitions and joint ventures on iVillage's business and financial condition, (v) iVillage's ability to establish and maintain relationships with advertisers, sponsors, and other third party providers and partners, and (vi) the impact of pending litigation on iVillage's business and financial condition. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

In connection with their proposed merger, iVillage and Promotions.com have filed a Registration Statement on Form S-4 with the Securities and Exchange Commission, and a Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also have been, and will be, filed with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC are available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Proxy Statement/Prospectus filed with the SEC by iVillage and Promotions.com has been mailed to Promotions.com stockholders and may be obtained without charge upon request to iVillage, attention Carl Fischer, Vice President, Corporate Communications, 212.600.6502.

                                      # # #

CONTACTS:
Media:                                          Analysts and Investors:
iVillage                                        The Abernathy MacGregor Group
Carl Fischer                                    Jason Thompson
212.600.6502                                    212.371.5999
cfischer@mail.ivillage.com                      JFT@abmac.com
--------
1 One-time charges are fees associated with the termination of NBC advertising contract; non-cash expenses relate to iVillage's agreements with Hearst and option/warrant issuance expense.
2 Non-cash expenses relate to option/warrant issuance expense.
3 IBM SurfAid, April 2002.
4 Jupiter Media Metrix custom report, March 2002.

                         iVillage Inc. and Subsidiaries
                 Condensed Consolidated Statements of Operations
                    (in thousands, except per share amounts)
                                   (unaudited)


                                                                                                 Three months ended March 31,
                                                                                              ---------------------------------
                                                                                                    2002         2001
                                                                                                 --------      --------
Revenues                                                                                         $ 15,067      $ 12,573

Operating expenses:
   Editorial, product development and technology                                                    6,681         8,613
   Sales and marketing                                                                              5,201         8,321
   Sales and marketing - NBC/Hearst expenses                                                          884           640
   General and administrative                                                                       2,814         2,928
   Termination of NBC advertising contract                                                          5,359             -
   Restructuring charge                                                                                 -           643
   Depreciation and amortization                                                                    2,959         4,296
                                                                                                 --------      --------

      Total operating expenses                                                                     23,898        25,441
                                                                                                 --------      --------

      Loss from operations                                                                         (8,831)      (12,868)

Interest income, net                                                                                  163           858
Other income, net                                                                                       -            87
Writedown of investments                                                                                -          (104)
Loss from unconsolidated joint venture                                                                  -          (127)
                                                                                                 --------      --------

Net loss before minority interest and cumulative effect of accounting change                       (8,668)      (12,154)

Minority interest                                                                                     (47)          (21)
                                                                                                 --------      --------

Net loss before cumulative effect of accounting change                                             (8,715)      (12,175)

Cumulative effect of accounting change                                                             (9,181)            -
                                                                                                 --------      --------
Net loss                                                                                         $(17,896)     $(12,175)
                                                                                                 ========      ========

Basic and diluted net loss per share                                                             $  (0.34)     $  (0.41)
                                                                                                 ========      ========

Weighted average shares of common stock outstanding
   used in computing basic and diluted net loss per share                                          53,402        29,705
                                                                                                 ========      ========

Other supplemental information:
   EBITDA loss                                                                                   $ (5,872)     $ (8,572)
                                                                                                 ========      ========

Pro Forma EBITDA results exclude the effects of the following non-cash and one-time charges:
      Termination of NBC advertising contract                                                    $  5,359      $      -
      Non-cash print advertising costs                                                           $    457      $      -
      Expense recognized in connection with the issuance of warrants and stock options           $    434      $    695
      Restructuring charges                                                                      $      -      $    643
                                                                                                 --------      --------
Pro Forma EBITDA gain (loss)                                                                     $    378      $ (7,234)
                                                                                                 ========      ========


                         iVillage Inc. and Subsidiaries
                      Condensed Consolidated Balance Sheets
                                 (in thousands)
                                   (unaudited)


                                                                     March 31,        December 31,
                                                                       2002               2001
                                                                     --------          ---------
                     ASSETS:

Current assets:
   Cash and cash equivalents                                         $ 28,915          $ 29,831
   Accounts receivable, net                                             6,608             6,722
   Other current assets                                                 7,469            13,668
                                                                     --------          --------
      Total current assets                                             42,992            50,221

Restricted cash                                                         8,474             8,474
Fixed assets, net                                                      20,029            21,465
Goodwill and intangible assets, net                                    40,893            51,903
Other assets                                                              326               324
                                                                     --------          --------
Total assets                                                         $112,714          $132,387
                                                                     ========          ========


      LIABILITIES and STOCKHOLDERS' EQUITY:

Current liabilities:
   Accounts payable and accrued expenses                             $ 12,226          $ 16,070
   Deferred revenue                                                     3,028             2,734
   Deferred rent                                                          348               348
   Net current liabilities of discontinued operations                      93               103
                                                                     --------          --------
      Total current liabilities                                        15,695            19,255

Deferred rent, net of current portion                                   4,186             4,273
                                                                     --------          --------
      Total liabilities                                                19,881            23,528

Minority interest                                                         149               102

Commitments and contingencies

Stockholders' equity                                                   92,684           108,757
                                                                     --------          --------
      Total liabilities and stockholders' equity                     $112,714          $132,387
                                                                     ========          ========


iVillage Inc. and Subsidiaries
Quarterly Income Statement ($ in Million except for per share amounts)
(Unaudited)


                                                       Mar-01        Jun-01        Sep-01      Dec-01         FY 01        Mar-02

Revenue                                              $ 12.573      $ 11.449      $ 18.066    $ 17.953      $ 60.041      $ 15.067
Growth q-q                                               -33%           -9%           58%         -1%                        -16%
Growth Y/y                                               -31%          -41%          -38%        -33%          -41%           20%


Editorial, product development & technology             8.613         8.408         8.171       7.040        32.232         6.681
  % of Revenues                                           69%           73%           45%         39%           54%           44%
Sales and marketing                                     8.961         9.825         8.008       8.265        35.059         6.085
  % of Revenues                                           71%           86%           44%         46%           58%           40%
General and administrative                              2.928         3.611         3.642       3.612        13.793         2.814
  % of Revenues                                           23%           32%           20%         20%           23%           19%
Termination of NBC advertising contract                     -             -             -           -             -         5.359
  % of Revenues                                            0%            0%            0%          0%            0%           36%
Restructuring charges                                   0.643         3.640             -       2.013         6.296             -
  % of Revenues                                            5%           32%            0%         11%           10%            0%
Depreciation and amortization                           4.296         5.143         7.092       6.998        23.529         2.959
  % of Revenues                                           34%           45%           39%         39%           39%           20%
                                                     --------     ---------      --------    --------      --------      --------
Total operating expenses                               25.441        30.627        26.913      27.928       110.909        23.898
  % of Revenues                                          202%          268%          149%        156%          185%          159%

                                                     --------     ---------      --------    --------      --------      --------
Loss from operations                                  (12.868)      (19.178)       (8.847)     (9.975)      (50.868)       (8.831)

Interest income, net                                    0.858         0.563         0.620       0.244         2.285         0.163
Other income/(expense), net                             0.087             -        (0.147)      0.017        (0.043)            -
Writedown of investments                               (0.104)            -             -           -        (0.104)            -
Gain on sale of assets                                      -             -         0.385           -         0.385             -
Loss from unconsolidated joint venture                 (0.127)            -             -           -        (0.127)            -
Minority interest                                      (0.021)        0.130        (0.052)     (0.050)        0.007        (0.047)
Cumulative effect of accounting change                      -             -             -           -         0.000        (9.181)
                                                     --------     ---------      --------    --------      --------      --------
Net loss                                             $(12.175)    $ (18.485)     $ (8.041)    $(9.764)     $(48.465)    $ (17.896)

Net loss per share                                    $ (0.41)      $ (0.56)      $ (0.15)    $ (0.18)      $ (1.13)      $ (0.34)
 Shares outstanding                                      29.7          33.3          54.5        53.4          42.8          53.4

Additional Financial Information
Revenue from barter                                     0.535         0.799         0.435       1.045         2.814         0.890
  % of Revenues                                            4%            7%            2%          6%            5%            6%
Sales and marketing related to NBC/Hearst               0.640         2.140         1.591       1.596         5.967         6.243
EBITDA                                                 (8.572)      (14.035)       (1.755)     (2.977)      (27.339)       (5.872)
EBITDA - excluding NBC/Hearst                          (7.932)      (11.895)       (0.164)     (1.381)      (21.372)        0.371
